SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                     _ _ _ _ _ _ _ _ _ _ _ _

                            FORM 6-K

                REPORT of Foreign Private Issuer
            Pursuant to Rule 13a-16 or 15d-16 of the
                Securities Exchange Act of 1934

For the month of: May 2003

                          Filtronic plc
       (Exact name of registrant as specified in charter)

The Waterfront, Salts Mill Road, Saltaire, Shipley West
Yorkshire BD18 3TT, UK
           (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _ X _       Form 40-F _ _ _

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes _ _ _             No _ X _

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Filtronic plc

Date: May 14, 2003        By:  /s/ Maura Moynihan
                                   _ _ _ _ _ _ _ _ _ _
                          Name:    Maura Moynihan
                           Title:  General Counsel

For Immediate Release                           14 May 2003

                        FILTRONIC PLC
                        Trading Update


Prior to the end of the current financial year, Professor
J D Rhodes, CBE, FRS, FREng, Executive Chairman of
Filtronic plc, issued the following statement on recent trading:

"In my statement issued on 27 January 2003 I gave a detailed review of trading outlook. In our largest business, Wireless Infrastructure, sales have declined as anticipated with continuing low volumes in 3G systems and pricing pressure in 2G and 21/2G systems. Although we have manufactured and supplied a similar quantity of product as in the first half of the financial year, sales in the second half are expected to decline by approximately 15% impacting margins. However, in the second half of the financial year, additional sales in our other businesses are likely to reduce the overall sales decline to approximately 6% and the group's operating profit prior to exceptional items, goodwill amortisation and impairment charges is expected to be similar to that achieved in the first half."

Filtronic continues to generate cash, some of which was used to buy back over $15m of 10% Senior Notes in February and March 2003, and expects to announce its preliminary results for the year ending 31 May 2003 on Monday 28 July
2003.

Professor J David Rhodes, CBE, FRS, FREng.
Executive Chairman

ENDS

For further information, please contact:

Filtronic plc
Professor JD Rhodes        Mobile: 07850 827280
J Samuel                   Mobile: 07860 614145

Binns & Co PR Ltd
Peter Binns                Tel: 020 7786 9600